THE PRUDENTIAL SERIES FUND

655 BROAD STREET

NEWARK, NJ 07102

April 20, 2023

VIA EDGAR SUBMISSION – FORM DEL AM

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for The Prudential Series Fund:

Registration Statement on Form N-14 (File No. 333-270877)

Dear Mr. Zapata

Pursuant to Rule 473 under the Securities Act of 1933 (the Securities Act), as amended, on behalf of The Prudential Series Fund (the Registrant), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the Registration Statement) (File No. 333-270877) relating to the reorganization of the PSF Small-Cap Value Portfolio, a series of the Registrant, with and into the PSF Small-Cap Stock Index Portfolio, also a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the Commission) on March 27, 2023 (Accession No. 0001104659-23-037160) and was scheduled to go effective on April 26, 2023, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Newark and the State of New Jersey on the 20th day of April, 2023.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at (973) 420-6867.

Sincerely yours,

/s/ Melissa A. Gonzalez

Melissa A. Gonzalez

Assistant Secretary

The Prudential Series Fund